CONFORMED COPY

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of July 2003

CITY TELECOM (H.K.) LIMITED

(Translation of registrant’s name into English)

13-16 Floors

Trans Asia Centre

18 Kin Hong Street

Kwai Chung

Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐  No  ☒

City Telecom (H.K.) Limited (the “Company”) is furnishing under cover of Form 6-K a press announcement dated July 9, 2003, relating to the increase in the price and trading volume of the Company’s shares and the Company’s proposed pay-TV business in Hong Kong.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(incorporated in Hong Kong with limited liability)

INCREASES IN SHARE PRICE AND TRADING VOLUME

The directors of the Company note the recent increase in the share price and trading volume of the shares of the Company and wish to clarify the Company’s proposed pay-TV business as recently reported in the local newspapers.

This announcement is made at the request of The Stock Exchange of Hong Kong Limited.

The Board of Directors (the “Board”) of City Telecom (H.K.) Limited (the “Company”) has noted the recent increases in the price and the trading volume of the shares of the Company and reports in the local newspapers about the Company’s proposed pay-TV business.

The Board wishes to confirm that it is the intention of the Company to operate a pay-TV business in Hong Kong. At this stage, no target date has yet been fixed for the formal launch of the proposed pay-TV business although the Company anticipates that this will take place by the end of this year. It is also expected that initially there will be approximately 10 channels. Other details of the proposed pay-TV business including the monthly subscription fee have not yet been finalised or determined. Prior to the launch of the proposed pay-TV business, the Company will have to comply with all applicable regulatory requirements including, if necessary, obtaining all licences and approvals from the relevant governmental authorities necessary for the operation of such business. Save as disclosed above, the Company is not aware of any reason for the recent increase in the price and trading volume of the shares of the Company.

The Board also confirms that there are no negotiations or agreements relating to intended acquisitions or realisations which are discloseable under paragraph 3 of the Listing Agreement, neither is the Board aware of any matter discloseable under the general obligation imposed by paragraph 2 of the Listing Agreement, which is or may be of a price-sensitive nature.

Made by the order of the Board of the Company, the directors of which individually and jointly accept responsibility for the accuracy of this announcement.

By Order of the Board

Wong Wai Kay, Ricky

Chairman

Hong Kong, 9 July, 2003

SIGNATURE

Pursuant to the requirements of section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CITY TELECOM (H.K.) LIMITED

By:	/s/ Corinna Sio
Name: Corinna Sio Title: Finance Director

Dated: July 9, 2003